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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                   Information furnished as at August 27, 1998




                        Intertek Testing Services Limited




                                  (Registrant)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                       Form 20-F |X|                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                        Yes                            No |X|

                Schedule of Information contained in this report
                ------------------------------------------------

  Press release dated August 27, 1998 regarding Environmental Testing Division


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NEWS RELEASE


                        INTERTEK TESTING SERVICES CLOSES
                         ENVIRONMENTAL TESTING DIVISION


Intertek Testing Services has closed its Environmental Testing Division. The Burlington laboratory was sold on August 20, 1998. The Dallas laboratory will remain open solely to support the reprocessing of data to co-operate with the ongoing EPA investigation and will close thereafter. The sale, together with the eventual closure of Dallas, finalises the plan to close or sell the two environmental testing laboratories and other support facilities in the USA announced on July 17, 1998.

A provision of L6.8 million for exceptional operating and non-operating costs of closure of Burlington and Dallas was taken in the results for the period January 1, 1998 to June 30, 1998. The extent to which this provision is no longer needed will be decided when the post sale price adjustments for Burlington and the cost of closing Dallas have been established.


Contacts:

Richard Nelson                      Bill Spencer

Executive Chairman                  Chief Financial Officer

+44 171 396 3400                    +44 171 396 3400

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August 27, 1998


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form
6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:  /s/  WILLIAM SPENCER
     -------------------------
     Name:  William Spencer
     Title: Director
     Date:  August 27, 1998